INVESTMENT MANAGERS SERIES TRUST

235 W. Galena Street

Milwaukee, Wisconsin 53212

VIA EDGAR

March 21, 2024

Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust (the “Trust” or “Registrant”) (File Nos. 333-122901 and 811-21719) on behalf of the Riverbridge Growth Fund

Ladies and Gentlemen:

This letter summarizes the comments provided to me by Mr. John Grzeskiewicz of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on March 11, 2024, regarding Post-Effective Amendment No. 1221 to the Registrant’s Form N-1A registration statement (the “Registration Statement”) filed on January 24, 2024, with respect to the Riverbridge Growth Fund (the “Fund”), a series of the Trust. Responses to all of the comments are included below and, as appropriate, will be reflected in a Post-Effective Amendment to the Fund’s Registration Statement (the “Amendment”) that will be filed separately.

PROSPECTUS

SUMMARY SECTION

Fees and Expenses Table

1.	Please provide the Fund’s completed fees and expenses table and expense example to the Commission for review at least five business days prior to filing the Amendment.

Response: The Fund’s completed fees and expenses table and expense example are as follows:

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below.

		Investor Class Shares		Institutional Class Shares
Shareholder Fees (fees paid directly from your investment)
Maximum sales charge (load) imposed on purchases		None		None
Maximum deferred sales charge (load)		None		None
Redemption fee if redeemed within 90 days of purchase (as a percentage of amount redeemed)		1.00%		1.00%
Wire fee		$20		$20
Overnight check delivery fee		$25		$25
Retirement account fees (annual maintenance fee)		$15		$15

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management fees		0.75%		0.75%
Distribution and service (Rule 12b-1) fees		0.25%		None
Other expenses		0.29%		0.29%
Shareholder service fees	0.08%		0.08%
All other expenses	0.21%		0.21%
Total annual fund operating expenses		1.29%		1.04%
Fees waived and/or expenses reimbursed[1]		(0.08)%		(0.08)%
Total annual fund operating expenses after waiving fees and/or reimbursing expenses[1]		1.21%		0.96%

1.	The Fund’s advisor has contractually agreed to waive its fees and/or pay for operating expenses of the Fund to ensure that total annual fund operating expenses (excluding any taxes, leverage interest, brokerage commissions, dividend and interest expenses on short sales, acquired fund fees and expenses (as determined in accordance with SEC Form N-1A), expenses incurred in connection with any merger or reorganization and extraordinary expenses such as litigation expenses) do not exceed 1.21% and 0.96% of the average daily net assets of the Fund’s Investor Class and Institutional Class shares, respectively. This agreement is in effect through March 31, 2025, and it may be terminated before that date only by the Trust’s Board of Trustees. The Fund’s advisor is permitted to seek reimbursement from the Fund, subject to certain limitations, of fees waived or payments made to the Fund for a period ending three full fiscal years after the date of the waiver or payment. This reimbursement may be requested from the Fund if the reimbursement will not cause the Fund’s annual expense ratio to exceed the lesser of (a) the expense limitation in effect at the time such fees were waived or payments made, or (b) the expense limitation in effect at the time of the reimbursement.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The example reflects the Fund’s contractual fee waiver and/or expense reimbursement only for the term of the contractual fee waiver and/or expense reimbursement.

Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	One Year	Three Years	Five Years	Ten Years
Investor Class shares	$123	$401	$700	$1,549
Institutional Class shares	$98	$323	$566	$1,264

2.	Footnote 1 to the fees and expenses table provides that the Fund’s investment advisor is permitted to seek reimbursement from the Fund, subject to certain limitations, of fees waived or payments made to the Fund for a period ending three full fiscal years after the date of the waiver or payment. The recapture of fees should be made within three years of the date of the waiver or payment. If the recoupment period is in excess of three years, consider whether the Fund should record a liability for the repayment of waived fees or expense payments to the investment advisor. Please state in the response letter whether the Registrant has performed a FAS 5 analysis and its conclusions. In addition, please state in the response letter whether the Fund’s independent registered public accountant has reviewed the Registrant’s assessments and its conclusions.

Response: The Registrant has considered various factors in its assessment of criteria in FASB ASC 450-20-25-2, and has concluded that recoupment of previously waived fees within three full fiscal years is appropriate. A fund is obligated to repay the advisor for expenses incurred previously only if, during a defined period, the fund can reduce its expense ratio to a low enough level to permit repayment, and the fund maintains that ratio at a sufficiently low level thereafter. While the Fund’s expense recoupment period is based on three full fiscal years after the date of the waiver or payment of expense reimbursements, the Registrant believes that the slightly longer period that could potentially occur (i.e., compared to three years after the date of the waiver or payment) has little bearing on the Fund’s ability to attract assets at a sufficient size to operate at a reduced expense ratio low enough to permit repayment. Even if the Fund were to achieve such an asset level, there is no certainty that an open-end fund will be able to maintain those assets for the duration of the recoupment period due to factors outside of the control of the Fund, such as significant redemption of shares by investors at any time and/or market depreciation. Therefore, the Registrant does not believe it meets the “probable” criteria for the accrual of a liability pursuant to FASB ASC 450-20-25-2. The Registrant has presented its assessment of FASB 450-20-25-2 to its independent registered public accountant.

Principal Investment Strategies

3.	The Fund’s principal investment strategies indicate that the Fund’s investments in equity securities may include common stock, preferred stock and convertible securities. In your written response, please confirm that for purposes of complying with an 80% investment policy required by Rule 35d-1 under the Investment Company Act of 1940, as amended (the “Names Rule”), convertible securities will be deemed equity securities if they are “in the money” (i.e., immediately convertible) at the time of purchase.

Response: The Registrant confirms that convertible securities that are “in the money” at the time of purchase will be deemed equity securities. The Registrant notes that currently the Fund does not hold any convertible securities in the strategy. In addition, the Registrant notes that no 80% investment policy is currently applicable to the Fund, as the term “equity” is not included in the Fund’s name and an 80% policy with respect to the use of the term “growth” is not currently required by the Names Rule. The Registrant understands that the recently adopted amendments to the Names Rule will require additional changes to its disclosures with respect to the name of the Fund, and it will make such changes in a timely manner as required by the Names Rule amendments.

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The Registrant believes that it has fully responded to each comment. If, however, you have any further questions or require further clarification of any response, please contact me at (626) 385-5777.

Sincerely,

/s/ Diane J. Drake
Diane J. Drake
Secretary

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